Exhibit 99.1

Baidu Announces First Quarter 2013 Results

BEIJING, China, April 25, 2013 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20131.

First Quarter 2013 Highlights

•	Total revenues in the first quarter of 2013 were RMB5.969 billion ($961.0 million), a 40.0% increase from the corresponding period in 2012.

•	Operating profit in the first quarter of 2013 was RMB2.210 billion ($355.9 million), a 5.7% increase from the corresponding period in 2012.

•

Net income attributable to Baidu in the first quarter of 2013 was RMB2.043 billion ($328.9 million), an 8.5% increase from the corresponding period in 2012. Diluted earnings attributable to Baidu per ADS for the first quarter of 2013 were RMB5.88 ($0.95); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2013 were RMB6.20 ($1.00).

“We saw healthy financial results in the first quarter of 2013 as we continued to invest in establishing China’s leading mobile ecosystem.” said Robin Li, chairman and chief executive officer of Baidu. “Our mobile offering is making exciting progress, with our flagship mobile search product having now surpassed 100 million daily active users, an over 25% increase from the end of the fourth quarter.”

Mr. Li continued, “Continually developing the most advanced search technology remains central to Baidu’s overall strategy, and we’re very excited by the possibilities opened up by innovation in image and voice recognition. Our focus will remain on tightly integrating our leading search core with valuable vertical products in areas such as travel, e-commerce and location based services to bring users the information they want as quickly as possible on both desktop and mobile devices.”

Jennifer Li, Baidu’s chief financial officer, commented, “We remain committed to investing aggressively, particularly in marketing and R&D. By deploying resources in the most strategically important areas of our business, we’re confident we can build exceptional long-term value for shareholders. For the quarter, we also recognized a whole quarter consolidation of iQiyi.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the effective noon buying rate as of March 29, 2013 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

First Quarter 2013 Results

Baidu reported total revenues of RMB5.969 billion ($961.0 million) for the first quarter of 2013, representing a 40.0% increase from the corresponding period in 2012.

Online marketing revenues for the first quarter of 2013 were RMB5.953 billion ($958.5 million), representing a 39.7% increase from the corresponding period in 2012. Baidu had about 410,000 active online marketing customers in the first quarter of 2013, representing a 27.7% increase from the corresponding period in 2012 and a 1.0% increase from the fourth quarter of 2012.

Revenue per online marketing customer for the first quarter was approximately RMB14,500 ($2,335), a 9.0% increase from the corresponding period in 2012 and a 6.5% decrease compared to the fourth quarter of 2012.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB609.6 million ($98.2 million), representing 10.2% of total revenues, as compared to 7.8% in the corresponding period in 2012 and 9.6% in the fourth quarter of 2012. The increase mainly reflects increased contextual ads contributions and hao123 promotions through our network.

Bandwidth costs as a component of cost of revenues were RMB404.9 million ($65.2million), representing 6.8% of total revenues, compared to 5.2% in the corresponding period in 2012. Depreciation costs as a component of cost of revenues were RMB333.1 million ($53.6 million), representing 5.6% of total revenues, compared to 5.4% in the corresponding period in 2012. These increases were mainly due to an increase in network infrastructure capacity.

Content costs as a component of cost of revenues were RMB95.8 million ($15.4 million), representing 1.6% of total revenues, compared to 0.7% in the corresponding period in 2012. This increase mainly reflects the full quarter impact of iQiyi’s consolidation.

Selling, general and administrative expenses were RMB848.1 million ($136.6 million), representing an increase of 77.2% from the corresponding period in 2012, primarily due to an increase in promotional expenses.

Research and development expenses were RMB810.7 million ($130.5 million), an 82.9% increase from the corresponding period in 2012. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB110.9 million ($17.9 million) in the first quarter of 2013, compared to RMB35.2 million in the corresponding period in 2012 and RMB66.6 million in the fourth quarter of 2012. The increase from the corresponding period was a result of increased share grants to employees.

Operating profit was RMB2.210 billion ($355.9 million), representing a 5.7% increase from the corresponding period in 2012. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.321 billion ($373.8 million), a 9.2% increase from the corresponding period in 2012.

Income tax expense was RMB388.9 million ($62.6 million), compared to an income tax expense of RMB331.2 million in the corresponding period in 2012. The effective tax rate for the first quarter of 2013 was 16.2% as compared to 15.1% for the corresponding period in 2012 and 16.2% in the fourth quarter of 2012.

Net income attributable to Baidu was RMB2.043 billion ($328.9 million), representing an 8.5% increase from the corresponding period in 2012. Basic and diluted earnings per ADS for the first quarter of 2013 amounted to RMB5.89 ($0.95) and RMB5.88 ($0.95), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB2.154 billion ($346.8 million), a 12.3% increase from the corresponding period in 2012. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2013 amounted to RMB6.20 ($1.00) and RMB6.20 ($1.00), respectively.

As of March 31, 2013, the Company had cash, cash equivalents and short-term investments of RMB33.817 billion ($5.445 billion). Net operating cash inflow for the first quarter of 2013 was RMB2.186 billion ($351.9 million). Capital expenditures for the first quarter of 2013 were RMB 468.2 million ($75.4 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB2.781 billion ($447.8million) for the first quarter of 2013, representing a 13.9% increase from the corresponding period in 2012.

Outlook for Second Quarter 2013

Baidu currently expects to generate total revenues in an amount ranging from RMB7.370 billion ($1.187 billion) to RMB7.550 billion ($1.216 billion) for the second quarter of 2013, representing a 35.1% to 38.4% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on April 25, 2013 U.S. Eastern Time (8:00 AM on April 26, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381

US:	+1-718-354-1231
UK:	+44-20-3059-8139
Hong Kong:	+852-2475-0994

Passcode for all regions:	29340159

A replay of the conference call may be accessed by phone at the following number until May 2, 2013:

International:	+61-2-8199-0299

Passcode:	29340159

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2013 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press relesae, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

Email: ir@baidu.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: baidu@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	March 31, 2013	March 31, 2012	December 31, 2012
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	5,952,898	4,260,530	6,287,549
Other services	15,640	3,197	47,797

Total revenues	5,968,538	4,263,727	6,335,346

Operating costs and expenses:
Cost of revenues (note 1, 2)	(2,099,264)	(1,250,550)	(1,993,313)
Selling, general and administrative (note 2)	(848,102)	(478,549)	(792,373)
Research and development (note 2)	(810,682)	(443,162)	(701,575)

Total operating costs and expenses	(3,758,048)	(2,172,261)	(3,487,261)

Operating profit	2,210,490	2,091,466	2,848,085

Other income:
Interest income	273,987	182,252	252,556
Interest expense	(89,246)	(25,316)	(33,012)
Foreign exchange gain (loss), net	(461)	(10)	(3,028)
Loss from equity method investments	(5,453)	(45,868)	(121,719)
Other income (loss), net	6,468	(3,510)	380,545

Total other income	185,295	107,548	475,342

Income before income taxes	2,395,785	2,199,014	3,323,427

Income taxes	(388,861)	(331,196)	(539,909)

Net income	2,006,924	1,867,818	2,783,518

Less: net loss attributable to noncontrolling interests	(35,908)	(15,157)	(11,964)
Net income attributable to Baidu, Inc.	2,042,832	1,882,975	2,795,482

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	58.86	53.93	79.96
Net income attributable to Baidu, Inc.-Diluted	58.82	53.84	79.91

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	5.89	5.39	8.00
Net income attributable to Baidu, Inc.-Diluted	5.88	5.38	7.99

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,968,420	34,918,054	34,963,019
Diluted	34,989,911	34,972,390	34,983,115

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(432,768)	(310,021)	(442,709)
Traffic acquisition costs	(609,606)	(331,277)	(606,809)
Bandwidth costs	(404,880)	(222,648)	(337,194)
Depreciation costs	(333,101)	(228,436)	(312,739)
Operational costs	(218,712)	(127,996)	(169,161)
Content costs	(95,791)	(29,327)	(120,337)
Share-based compensation expenses	(4,406)	(845)	(4,364)

Total cost of revenues	(2,099,264)	(1,250,550)	(1,993,313)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(4,406)	(845)	(4,364)
Selling, general and administrative	(29,540)	(13,994)	(4,423)
Research and development	(77,002)	(20,320)	(57,778)

Total share-based compensation expenses	(110,948)	(35,159)	(66,565)

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	March 31 2013	December 31 2012
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	8,727,262	11,880,632
Restricted cash	250,232	395,029
Short-term investments	25,089,511	20,604,223
Accounts receivable, net	1,428,071	1,253,483
Deferred tax assets, net	196,496	160,315
Other assets, current	337,295	380,407

Total current assets	36,028,867	34,674,089

Non-current assets:
Fixed assets, net	3,872,684	3,887,877
Intangible assets, net	1,974,236	1,587,665
Goodwill	4,151,258	3,877,564
Long-term investments, net	909,297	803,499
Deferred tax assets, net	53,625	53,303
Other assets, non-current	850,298	784,893

Total non-current assets	11,811,398	10,994,801

Total assets	47,840,265	45,668,890

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	3,686,121	3,806,836
Customer advances and deposits	1,950,181	2,067,586
Deferred revenue	54,591	94,121
Deferred income	65,838	64,506
Long-term loans, current portion	2,169,741	2,170,978
Capital lease obligation	33,036	32,502

Total current liabilities	7,959,508	8,236,529

Non-current liabilities:
Deferred income	340,000	190,000
Long-term loans	352,525	356,589
Notes payable	9,306,273	9,336,686
Deferred tax liabilities	308,785	289,482
Capital lease obligation	36,019	44,479

Total non-current liabilities	10,343,602	10,217,236

Total liabilities	18,303,110	18,453,765

Redeemable noncontrolling interests	935,488	1,033,283

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,202,710 shares and 27,218,017 shares issued and outstanding as at December 31, 2012 and March 31, 2013	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,763,000 shares and 7,753,000 shares issued and outstanding as at December 31, 2012 and March 31, 2013	3	3
Additional paid-in capital	2,270,772	2,095,273
Retained earnings	26,096,447	24,038,219
Accumulated other comprehensive loss	(49,069)	(78,278)

Total Baidu, Inc. shareholders’ equity	28,318,165	26,055,229
Noncontrolling interests	283,502	126,613
Total equity	28,601,667	26,181,842

Total liabilities, redeemable noncontrolling interests, and equity	47,840,265	45,668,890

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended March 31, 2012			Three months ended December 31, 2012			Three months ended March 31, 2013
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	2,091,466	35,159	2,126,625	2,848,085	66,565	2,914,650	2,210,490	110,948	2,321,438

	Three months ended March 31, 2012			Three months ended December 31, 2012			Three months ended March 31, 2013
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	1,882,975	35,159	1,918,134	2,795,482	66,565	2,862,047	2,042,832	110,948	2,153,780

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	March 31, 2012	total revenues	December 31, 2012	total revenues	March 31, 2013	total revenues
Net cash provided by operating activities	2,366,922	56%	2,809,658	45%	2,185,543	37%

Changes in assets and liabilities, net of effects of acquisitions	(148,216)	–4%	450,111	7%	391,950	6%
Income taxes expenses	331,196	8%	539,909	8%	388,861	7%
Interest income and other, net	(107,548)	–3%	(475,342)	–8%	(185,295)	–3%

Adjusted EBITDA	2,442,354	57%	3,324,336	52%	2,781,059	47%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.